Contact

www.linkedin.com/in/johnwsharkey (LinkedIn)

Top Skills

Leadership
Command
Commercial Real Estate

Languages

English

John Sharkey

Chief Operating Officer at VictoryBase
Southlake, Texas, United States

Summary

Currently, we are creating a network of brand new Single Family home communities across strong military markets in the US. Our communities are specifically geared toward service members and their families. Reach out to me for more information.

Experience

VictoryBase

Chief Operating Officer
March 2021 - Present (2 years 6 months)
Dallas-Fort Worth Metroplex

VictoryBase

VP Operations and Development
November 2019 - January 2021 (1 year 3 months)
Nationwide

Devonwood Investors LLC

VP of Operations
October 2016 - January 2020 (3 years 4 months)
Burlington, Vermont Area

Commercial Real Estate Development, Finance, Leasing.

CBRE

Multifamily Investment Sales
July 2013 - July 2016 (3 years 1 month)
Greater Philadelphia Area

US Army

Aviation Officer / Blackhawk Helicopter Pilot
May 2004 - August 2011 (7 years 4 months)
Fort Drum (NY), Afghanistan, South Korea

Assault Company Commander at K16 Seoul, South Korea.

Education

Cornell University - S.C. Johnson Graduate School of Management

Master of Business Administration (M.B.A.), Finance; Graduate Minor in Real Estate

United States Military Academy at West Point

Bachelor's Degree, Operations Research / Systems Engineering

West Morris Mendham High School